

Mail Stop 7010

July 20, 2007

Xu Jie
President and CEO of Wuhan General Group (China), Inc.
c/o Henry I. Rothman
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Re: Wuhan General Group (China), Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 9, 2007
File No. 333-141372

Dear Mr. Xu:

We have reviewed your filing and have the following comments.

General

1.   We note that in response to comment 1 in our letter dated April 13, 2007, you amended the filing to register the sale of 10,287,554 of shares. However, given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. We note that your outstanding public float is approximately 1,800,000 shares, you are registering almost ten times that amount and that several of the selling shareholders are affiliates of broker-dealers. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you wish to continue with the registration of the shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities or reduce the size of the offering to one-third of the shares held by non-affiliates.

2.   Please provide an updated legal opinion.

Xu Jie
Wuhan General Group (China), Inc.
July 20, 2007
Page 2

Prospectus Summary – Recent Events, page 2

Private Placement

3.   Please clarify that the preferred holders will not have to pay a conversion price or any other consideration when their shares convert into common stock.

Risk Factors, page 6

4.   Please add a risk factor describing and quantifying the issuance of additional shares and liquidated damages provisions in your private placement agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

5.   Please revise your MD&A throughout for both interim and annual periods to quantify the impact of each factor when multiple factors contribute to material fluctuations. Your revised disclosure should quantify the dollar impact of changes in prices and/or units sold as well as any other significant factors that caused the material fluctuation. Refer to Items 303(b)(1)(vi) of Regulation S-B and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 37

6.   Please highlight the significant variations between net income (loss) and operating cash flows. Implications of the variance should be explained in terms of the implications for both liquidity and earnings trends.

7.   We reissue comment 20 in our letter dated April 13, 2007. Discuss the reasons for your high accounts/other receivables and why they significantly increased during 2006. Include the following in your disclosure:

- Why is the length of your accounts receivable cycle up to 18 months?
- Compare the rate at which accounts receivable increased against the increase in your sales.
- What is the purpose of the loans to business associates?
- Identify the business associates and disclose whether they are related parties.
- Why was there an increase in the loans to business associates?
- Why did the company convert accounts receivable into notes receivable?
- How do notes provide the company with greater liquidity than accounts receivable?
- Disclose the material terms of the loans and notes.

Certain Relationships and Related Transactions, page 46

8.   We note your response to comment 24 in our letter dated April 13, 2007. It appears that the related party loans are inconsistent with Section 13(k)(1) of the Exchange Act, which prohibits the extensions of credit by issuers in the form of personal loans to their directors or executive officers. Please advise.

Financial Statements

General

9.   Please update the financial statements and related financial information throughout the filing in accordance with Rule 310(g) of Regulation S-B, as necessary.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-7

10.   We have reviewed your response to comment 34 in our letter dated April 13, 2007. The net increase in cash and cash equivalents does not reconcile with the increases or decreases in cash flows from operating, investing and financing activities. Please ensure that you properly reflect cash uses and sources properly throughout your statement of cash flows. Refer to SFAS 95 and Appendix C for guidance and revise as necessary.

11.   Please help us understand why increases in additional paid in capital from contribution of capital equipment are reflected in cash flows from financing activities instead of being reflected as a noncash activity. Refer to paragraph 32 of SFAS 95.

Notes to the Financial Statements

General

12.   Please disclose the nature of the amounts reported as notes receivable on your balance sheets, including the terms associated with these notes and why they are appropriately reflected as current assets.

13.   Please disclose the nature and terms of your warranties. Please also provide the disclosures required by paragraph 14 of FIN 45.

Note 13. Capitalization, page F-42

14.   We have reviewed your response to comment 17 in our letter dated April 13, 2007. Please address the following:

- Please provide all of the disclosures regarding the terms of your preferred stock as required by paragraphs 4 through 8 of SFAS 129, including whether there are any redemption requirements and variability to the conversion terms;
- Please disclose the methodology used to allocate the proceeds of this offering to the preferred stock and warrants;
- Please tell what consideration you gave to SFAS 150 in determining the appropriate accounting and presentation of the preferred stock;
- Please tell us what consideration was given to SFAS 133 in accounting for the conversion feature;
- Please tell us how you determined you met each of the criteria included in paragraphs 12 to 32 of EITF 00-19 in determining equity classification was appropriate for the conversion feature as well as the warrants issued. Please ensure your response addresses all of the criteria; and
- If you continue to believe that you do not need to account for the conversion option pursuant to SFAS 133 or EITF 00-19, please provide us with detailed computations which support your conclusion that there are no beneficial conversion features. Please refer to EITF 98-5 and EITF 00-27, with particular attention to paragraphs 5 to 7 of EITF 00-27.

As appropriate, please amend your registration statement in response to these comments. You may contact Gus Rodriguez at (202) 551-3752 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief